

June 21, 2010

Mr. Timothy Carnahan
Chief Executive Officer and President
CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

> **Re:** **CYIOS Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 14, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 12, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 0-27243**

Dear Mr. Carnahan

     We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

     Sincerely,

     Jennifer Thompson
     Branch Chief